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                              May 17, 2024

       Scott Hutton
       Chief Executive Officer
       Biodesix, Inc.
       919 West Dillon Rd.
       Louisville, Colorado 80027

                                                        Re: Biodesix, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 23,
2024
                                                            File No. 333-278881

       Dear Scott Hutton:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed April 23, 2024

       General

   1. We note your disclosure on page 153 that your selling securityholders may sell their securities through one
or more underwritten offerings on a firm commitment or best
                                                        efforts basis. Please
confirm your understanding that the retention by a selling stockholder of an underwriter would
constitute a material change to your plan of distribution requiring a post-effective
amendment. Refer to your undertaking provided pursuant to Item
                                                        512(a)(1)(iii) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Scott Hutton
Biodesix, Inc.
May 17, 2024
Page 2

statement.

       Please contact Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                        Sincerely,

FirstName LastNameScott Hutton                          Division of Corporation
Finance
                                                        Office of Industrial
Applications and
Comapany NameBiodesix, Inc.
                                                        Services
May 17, 2024 Page 2
cc:       Samir Gandhi, Esq.
FirstName LastName